SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2003
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Adds Video Conferencing to Its Automated, On-demand Portfolio

New Service Points to Automated, Platform-independent Future -
All Controlled from the Desktop

Denver, Colorado – December 8, 2003 – Genesys Conferencing, the world’s largest multimedia conferencing specialist[1], today announced a fully automated, on-demand video conferencing service. The new Genesys Video Center video conference service will enable users to book, manage, control and monitor all aspects of their room-based[2], multipoint[3] video conference direct from their desktop.

Based on the company’s unique Web-based meeting and reservation system, Genesys Video Center is entirely end-point and transport independent. This means that users will not only be able to manage interactive video sessions through any combination of third-party receiver devices, but also – for the first time – across any network, whether IP- or ISDN-based.

20 percent of video conferences to be fully automated by 2005

Marc Taverner, Chief Executive Officer, Genesys Conferencing’s Video Conferencing Division, explained that the move towards fully automated, customer-controlled video conferencing is inevitable and already being witnessed within the audio and Web-based conferencing sector.

“Since we launched the world’s first fully-automated audio conference service in 1989, Genesys Conferencing has been pioneering the development of user-controlled conferencing technology. Genesys Video Center represents the logical extension of that concept to the video conferencing market. Fully automated video conferencing should represent 20 percent of our video conferencing sales by 2005,” said Taverner.

“The IP video conferencing market is becoming increasingly significant and could be worth as much as $1 billion by 2006. Therefore, our capacity to manage IP in the same way as ISDN-based video conferencing, from a single platform, represents a massive opportunity for us,” he added.

Paul Ritter, senior analyst for Collaboration Research with The Yankee Group, said that complexity, costs and the management of multiple platforms remained the principal barriers to wider adoption of room-based video conferencing.

“Genesys Video Center addresses this issue by providing a single interface for users to set up and manage the video conference, irrespective of the end-point devices. Our research indicates that the future of enterprise video communications is a seamlessly integrated platform that provides a single point of management and control for everything, including both IP- and ISDN-based video. Genesys Video Center represents an innovative and compelling offering that exemplifies this future trend with a product that’s available today,” said Ritter.

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[1] During 2002 (the last fully-audited year), Genesys Conferencing delivered 1.162 billion conference minutes, making it the third largest provider of audio and the largest provider of multimedia (audio, Web and video) conference services in the world.
[2] Room-based video conferencing refers specifically to video-based communication between groups of people situated in different locations. Typically, participants sharing the same location will share a room and participate in the video conference collectively. This is distinct from desk-based video conferencing where individuals log on and participate individually from their desktops.
[3] Multipoint implies that the video conference is two-way. Each participant or group of participants is able to communicate audibly and visually with the moderator and – subject to the moderator – each other.

Developed by the company, Genesys Video Center represents the industry’s only single platform designed to manage all aspects of the video conference, from room booking and dispatch of attendee invitations to conference monitoring and reporting, entirely from the desktop.

The future of video conferencing — from mobile phones to instant messaging

Taverner went on to explain that these developments reflect Genesys’ continued vision of a conferencing market that is fully interoperable and increasingly user controlled.

“Today’s launch of Genesys Video Center represents just another logical step towards this vision. But it will not end there. The concept of interoperability within the video conferencing market can be extended to a whole range of receiver devices, including mobile phones and PDAs, for which the Genesys Video Center platform is already optimised.”

Taverner added that, in the near future, the concept of interoperability would also be extended to Genesys’ other conferencing applications.

“The corporate desktop represents a communications hub from which conferences, presentations and virtual meetings can be held and/or managed. Genesys’ ultimate vision would see the integration of these video conference services with our automated audio and Web-based services. Users would be able to incorporate all the features of Genesys Meeting Center[4], such as shared documents, instant messaging, polling and questionnaires, within the video conference itself,” said Taverner

About Genesys Conferencing

Genesys Conferencing is a global leader in integrated multimedia conferencing, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. The largest conferencing specialist in the world, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 20 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at http://www.genesys.com.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Contacts at Genesys:

Tricia Heinrich
Global Public Relations, Denver
Phone: +1 415 608 6651
tricia.heinrich@genesys.com
Geoffrey Riggs
European Public Relations, Montpellier
Phone: +33 4 99 13 25 52
geoffrey.riggs@genesys.com

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[4] Genesys Meeting Center is the world’s first communication and collaboration platform combining audio, video and Web conferencing into a single interface. Simple point-and-click commands allow moderators to deliver high-impact PowerPoint presentations, virtually share any document or application in real time, take participants on guided Web tours, conduct real-time surveys and polls for immediate feedback, and record any meeting for playback later.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2003

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer